Modular Medical, Inc.

16772 W. Bernardo Drive

San Diego, California 92127

May 12, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
File No. 333-271413

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Modular Medical, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, May 15, 2023, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Lucosky Brookman LLP, may request via a telephone call to the staff of the U.S. Securities & Exchange Commission..

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Very Truly Yours,

Modular Medical, Inc.

/s/ James E. Besser
James E. Besser
Chief Executive Officer